The Law Office of Stephen E. Rounds
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August 20, 2010

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Attn:	Errol Sanderson

Re:	Zhong Wen International Holding Co., Ltd.
Registration Statement on Form S-l
Pre-Effective Amendment No. 1
Filed August 13, 2010
File No. 333-167663

Dear Mr. Sanderson:

We represent Zhong Wen International Holding Co., Ltd (the “Company”) in United States securities matters.  The Company has filed Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment”), in response to the comment letter of August 19, 2010.

The text of the comment letter and the Company’s responses are set forth below.  Page references should tie to numeration in the filing.

Financial Summary, page 3

1.
Please remove the statement that the “summary data is qualified by reference to the financial statements and notes thereto included elsewhere in the Prospectus”, as you may not qualify your disclosure in this manner.

Response:

Complied with.  Please see page 3.

OTC Bulletin Board Considerations, page 11

2.
We note the disclosure on the cover page of the prospectus that a registered broker-dealer has submitted an application for quotation of your common stock on the OTC Bulletin Board. Please discuss this process in this section and identify the broker-dealer.

Response:

Complying disclosure has been added on page 11.

Undertakings, page 23

3.	Please remove the undertaking in paragraph 4, as it is not applicable to your offering.

Thank you.  Please see page 23.

Exhibits, page 23

4.
We note the statements in your response and in the filing that the sales agency agreement was executed as of June 23, 2010. However, the document you have filed as exhibit 10.1 to the registration statement is identified as a “form of sales agency agreement” on page 1 of the exhibit. Please file the executed version of the sales agency agreement.

Response:

The offending identification has been removed and the Sales Agency Agreement has been re-filed as an exhibit.

Statement of Income and Comprehensive Income, page F-3

5.	We note the net loss incurred for the period. As such, please revise the title of this statement accordingly.

Response:

The subject statement caption has been changed to Statement of Operations, and the auditor’s report has been changed to reflect the new caption.

Consent

6.
We have read your response to comment 28 in our letter dated July l5, 2010 wherein you indicate that the consent now bears the issue location. We note, however, that Exhibit 23.1 still does not contain the location from which the consent was issued. The only location therein we have noted is the location of the Board of Directors of the registrant. Please revise accordingly.

Response:

We apologize for this oversight.  The auditor’s consent now bears issue location and is filed as an exhibit.

If you should have any questions in the course of review, please call.

Yours Sincerely,

/s/ Stephen E. Rounds